UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2026

Ngee Woon Lim
Chief Executive Officer
Kandal M Venture Ltd
Padachi Village, Prek Ho Commune,
Takhmao Town, Kandal Province,
Kingdom of Cambodia

Re: Kandal M Venture Ltd
Form 20-F for the Fiscal Year Ended March 31, 2025
Filed July 30, 2025
File No. 001-42715

Dear Ngee Woon Lim:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2025</u>

<u>Item 15. Controls and Procedures, page 77</u>

1. Please amend your filing to explicitly disclose your conclusion regarding the effectiveness of your disclosure controls and procedures as of March 31, 2025. Refer to Item 15(a) of Form 20-F.
2. As this is the company's first annual report, please revise your Form 20-F to include the language required by Instruction 1 of the Instructions to Item 15 of Form 20-F.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing